December 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Society Pass Incorporated
Registration Statement on Form S-1 (File No. 333-292060) – Withdrawal of Acceleration Request

Ladies and Gentlemen:

On December 15, 2025, the undersigned, as placement agent of the proposed best efforts public offering of Society Pass Incorporated (the “Company”), joined the Company’s request for acceleration of the effective date of the above referenced Registration Statement, requesting effectiveness for 5:15 p.m., Eastern Time, on December 16, 2025, or as soon thereafter as is practicable.

The Company is no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Very truly yours,

RODMAN & RENSHAW LLC

By:	/s/ David Dinkin
Name:	David Dinkin
Title:	President